                                   EXHIBIT A
                                   ---------

Article printed in The Phoenix Business Journal, June 21, 1996

Theme-park developer faces
mounting bills, legal action

By ILAN RUBER
The Business Journal

The glitter and stars surrounding the opening of a $3.5 million Hollywood-themed park in Phoenix are fading, as the company behind the project faces unpaid contractors and legal action by a group of its shareholders.

Ft. Lauderdale, Fla.-based Hollywood Trenz Inc., is building a 34,000-square-foot theme park at 2710 W. Bell Road that includes a theme restaurant, laser-tag arena and virtual-reality arcade games. The project reportedly is near completion and company president and CEO Ed Showalter said the park will open by the end of summer.

But the former project coordinator for the site at Interstate 17 and Bell Road, said there still is about $1 million worth of construction needed for the part to be 100 percent complete. And he says contractors working on the project haven't been paid for their work.

"This guy's out of control," Spencer Finseth who acted as project coordinator for Hollywood Trenz, said of Showalter, "He's bounced checks on me."

Finseth left the project early in May, and said he still is owed between $5,000 and $7,000 from Showalter.

Only between 10 percent and 15 percent of the construction bills have been paid as of early May and about 50 percent of the construction was completed when he walked off the job, Finseth said.

A number of subcontractors also have quit and have filed liens against the property, he said.

Coleman Plumbing in Phoenix received a cashier's check for about $17,000 but still is owed $68,000, a company spokeswoman said.

Ray Lewis of Adobe Drywall in Phoenix said he never was paid from the beginning for work on the park. He said he still is owed more than $50,000.

"I really felt concerned that the subs get paid," Finseth said. "When one of the smaller subs get stiffed for $60,000 to $70,000, it could close them down."

Last week, a Delaware court lifted a temporary restraining order that prohibited Hollywood Trenz from issuing certain shares of stock to individuals, such as contractors, electricians and plumbers, in exchange for services.

Vic Zimmermann, an attorney representing the shareholder group, said a complaint had been filed June 10 against the company and its directors for misuse of funds and misuse of the company's capital stock. "They (Hollywood Trenz) issued stock -- to consultants who we don't think were bona fide consultants," he said.

The shareholders allege the stock was not being issued for actual consulting services, but rather for the company's capital-raising actions, according to Charles Butler, another lawyer representing the stockholders. It wasn't going to the people that it said it was going to," but to keep the business up and running, Butler said.

The company issued stock for services because it didn't have the cash up front to pay for the work, Zimmermann said. "Not only did they not have the cash, which is not disputed, but some of the stock which allegedly was issued for bona fide services, the services were never performed."

Proceeds from the stock, registered May 17 with the Securities and Exchange Commission, were to be used for employees and consultants and employee-benefit plans, Butler said. He said by law, the stock is not to be used in a capital-raising transaction.

The ban to issue stock was filed Monday after Hollywood Trenz representative submitted affidavits that said the restraining order forced the company to halt its operations in Phoenix.

According to Butler, the Delaware Chancery Court said it had assumed there were no operations in Phoenix. "Mr. Showalter's representatives responded to the motion with Showalter's affidavits, which we feel are completely erroneous."

In light of that, the court rescinded the restraining order.

But Butler said the 10-day ban allotted plaintiffs' attorneys time to collect evidence and prepare to file for a preliminary injunction to stop the stock issuance. "I haven't filed for a preliminary injunction, yet," he said.

Zimmermann said he expected to file a motion for the preliminary injunction on Wednesday.

The initial order was handed down without notice to Showalter. Zimmermann said that was because the shareholders believe the stock was in the process of being issued and once issued, it would be impossible take further action.

Showalter was not present at the hearing and in a telephone interview Wednesday said he would not comment further on the matter. He did issue a statement vindicating himself and Hollywood Trenz of the shareholders' allegations.

"The purported shareholders group that brought the suit did not, in fact, represent the shareholders of Hollywood Trenz, but was comprised of a group of dissident individuals who were seeking control of the company for their own self -serving and personal gain," Showalter said. "This group attempted to use the court and the media to further their scheme by making erroneous statements about the company and its directors."

Part of the preliminary injunction suit will ask the court to order a stockholder list. The shareholders committee was formed after the original suit was filed by Ken Callison, a Littleton, Colo., stockholder. The group consists of people who have an interest in the stock and the company, Zimmermann said.

Callison was not available for comment.

Chip Block, a Denver-area real estate agent in a transaction involving Hollywood Trenz, said he, too, has had trouble with Showalter and the company.

"It was difficult to get a deal done up here given the financial condition for the company," said Block, who leased a space for the Hollywood Trenz concept in Littleton. He said he leased a 37,000-square-foot building in December for an entertainment center, but Showalter did not pay the $12,000 security deposit or come up with construction plans for the building's retrofit as required by the landlord. Block said the landlord since has canceled the lease.

Because of the Denver lease deal going sour, Block lost out on his commission and said he'd never work with Showalter again. "Once you go around the block with Ed, you don't do it again," Block said.

In addition to the injunction on issuance of certain shares of stock, the lawsuit is asking the court to set a date for an annual meeting of shareholders within the next 60 days. Directors for the company allegedly were appointed by Showalter, but never elected, Zimmermann said.

Ralph Shattuck, a shareholder who purchased about $100,000 worth of Hollywood Trenz stock said such a meeting never has been held.

Shattuck said he has a promissory note for $20,000 from Showalter that was to be paid in November 1994. He has not received his money. "He promised to have it taken care of before they opened up the doors. Now I questioned why I bought into this $100,000 fiasco."

Hollywood Trenz stock is trading at about 10 cents a share, down from about $17 a share when the company went public in 1993.

"A lot of investors have lost money," Zimmermann said. "That's really the bottom line."